EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Details supplementing previous Immediate Report as of February 18, 2015

Following the Immediate Report of the Company dated February 18, 2015, the Company hereby notifies that on February 24, 2015, it received notice from D.B.S. Satellite Services (1998) Ltd. ("Yes") stating that after examining the membership forms submitted by the New General Federation of Labor (hereinafter, the "Histadrut"), YES has recognize the Histadrut as the representative employee organization among YES’s employees.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.